Exhibit 21.1

Subsidiaries of Swvl Holdings Corp

Legal Name	Country of Incorporation
Door2Door GmbH	Germany
Pivotal Merger Sub Company I	Cayman Islands
Movilidad Digital SAS	Argentina
Shotl Transportation, S.L.	Spain
Smart Way Transportation LLC (El Tanakol el Thaki)	Jordan
Swvl Brazil Limited	Brazil
Swvl For Smart Transport Applications and Services LLC	Egypt
Swvl Germany GmbH	Germany
Swvl Global FZE	United Arab Emirates
Swvl Holdco Corp	British Virgin Islands
Swvl Inc.	British Virgin Islands
Swvl MY For Information Technology SDN BHD	Malaysia
SWVL NBO Limited	Kenya
Swvl Pakistan (Private) Limited	Pakistan
SWVL Saudi for Information Technology	Saudi Arabia
Swvl Technologies FZE	United Arab Emirates
Swvl Technologies Limited	Kenya
Viapool SPA	Chile
Viapool SRL	Argentina
Viapool, Inc.	United States
Volt Lines Akilli Ulasim Teknolojileri ve Tasimacilik AS*	Turkey
Volt Lines B.V.	Netherlands
Volt Lines MENA Limited	United Arab Emirates